
August 10, 2011

Via E-mail
Sieg Badke
President
Astra Ventures, Inc.
3090 Gordonvale Street
Thunder Bay, Ontario P7K 1B8

> **Re: Astra Ventures, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed July 29, 2011**
> **File No. 333-173949**

Dear Mr. Badke:

We have received your response to our prior comment letter to you dated June 29, 2011 and have the following additional comments.

About our Company, page 1

1. We note your response to our prior comment four. Please also disclose your losses for the most recently completed fiscal year and interim stub.

Plan of Operation, page 19

2. We note your response to our prior comment five, and we reissue in part. We note references, for example in the last paragraph on page 19, to your plans to operate as an importer and exporter, develop revenue sharing arrangements, buy and sell rights to distribute multiple productions, develop and/or acquire existing distribution networks, and acquire other companies. Please explain to us clearly why you are unable to establish timelines and estimated costs for these plans. Additionally we also refer you to comment seven of our letter dated June 1, 2011 requesting disclosure of an estimate of the amount needed to accomplish your goals in the Prospectus Summary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Kristen A. Baracy, Esq.